FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated April 02, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

A Publicly Traded Company with Authorized Capital CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

        SUMMARY OF THE MINUTES OF THE 3rd /2012 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: March 22, 2012 at 9:00 a.m. at Rua Hungria, 1400 in the city and state of São Paulo. QUORUM:  the majority of members. CHAIR:  Nildemar Secches, Chairman, Edina Biava, Secretary. 1.  Approval of the Management Report, Financial Statements and other documents with respect to the fiscal year ending December 31, 2011 – The Financial Statements for the Fiscal Year ending December 31, 2011 were approved as well as the other pertinent documents. The matter was discussed jointly with the Fiscal Council/Audit Committee; 2. Approval of the documents for the AGM/EGMs to be held on April 24, 2012 – The convening notice and the proposal of the Board of Directors for the Annual and Extraordinary General Meeting to be held on April 24, 2012 was approved. 3. Property Divestment Plan – 2012 and Ratification for Sale of Properties – The Board of Directors approved the property divestment plan for 2012, pursuant to the attached document. The sale of the following properties was also ratified: Porto Alegre (state of Rio Grande do Sul -RS): Registration: 23.463, Location: Avenida das Indústrias, 920 – Bairro Anchieta - Porto Alegre (RS), Land area: 8,000 m², Constructed Area: 2,499.75 m². Videira (state of Santa Catarina - SC): Registration: 3.635, Location: Rua Saul Brandalise, 39 – Centro – Videira (SC), Land Areas: 2,065 m², Constructed Area: 5,040 m². 4. Approval of Sale of a Property located in Lucas do Rio Verde – State of Mato Grosso – MT – Approved the Assignment of Property Rights Exchange owned by Sadia, of property in Lucas do Rio Verde (MT). 5. Ratification of AFACs (Advances for Future Capital Increases). The ratification of the AFAC executed in Heloisa I.e C.de Produtos Lácteos in the amount of R$ 35 million was approved. 6. Instituto BRF - Approved the constitution of the Institute with headquarters at Rua Hungria, nº 1.400, 5º floor, Jardim Europa, São Paulo, São Paulo State, Zip code 01455-903. 7. INTERNAL MATTERS. CONCLUSION:  These minutes having been drafted, read and approved, were signed by the members present. Members of the Board of Directors: Nildemar Secches, Chairman; Paulo Assunção de Sousa, Vice Chairman; Allan Simões Toledo; Décio da Silva; José Carlos Reis de Magalhães Neto; Luís Carlos Fernandes Afonso; Luiz Fernando Furlan; Manoel Cordeiro Silva Filho; Pedro de Andrade Faria; Walter Fontana Filho. (I hereby certify that this is a true copy of the original minutes drafted to Book number 3, folios 102 and 106, of the Minutes of Ordinary and Extraordinary Minutes of the Company’s Board of Directors).

Edina Biava

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   April 02, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director